# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vision Marine Technologies Inc., CIK 0001813783
CUSIP: 92840Q301
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin, Boisbriand, Quebec Canada (A8), J7G 2A7
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002076786

## Reporting persons
- Diveroli Investment Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 119,326; sole dispositive power 0; shared dispositive power 119,326; aggregate amount beneficially owned 119,326 (9.5% of the class)
  Comment: The percentage in Row 11 is based upon the Company having, upon information and belief, 1,255,000 shares of common stock.
- Kingbird Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; sole voting power 0; shared voting power 119,326; sole dispositive power 0; shared dispositive power 119,326; aggregate amount beneficially owned 119,326 (9.5% of the class)
  Comment: The percentage in Row 11 is based upon the Company having, upon information and belief, 1,255,000 shares of common stock.

## Item 1. Issuer
Name of issuer: Vision Marine Technologies Inc.
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (each a "Reporting Person", collectively, the "Reporting Persons") are (1) Diveroli Investment Group LLC; and (2) Kingbird Ventures LLC.

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c) because on March 4, 2026, entities that could be deemed to be controlled by the Reporting Persons, in the aggregate, acquired ownership of more than 5.0% of the outstanding Common Stock and currently own approximately 9.5% of the outstanding Common Stock.
Address of principal business office or, if none, residence: 848 Brickell Ave., Suite PH5, Miami, FL 33131
Citizenship: See Row 4 of cover page for each Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

Diveroli Investment Group LLC does not directly hold any shares of Common Stock. Kingbird Ventures LLC directly holds 119,326 shares of Common Stock. Diveroli Investment Group LLC may be deemed to beneficially own the securities directly held by Kingbird Ventures LLC.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Percent of class: See Row 11 of cover page for each Reporting Person and the Comments thereto.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person and the Comments thereto.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person and the Comments thereto.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person and the Comments thereto.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person and the Comments thereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Diveroli Investment Group LLC; Kingbird Ventures LLC

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Chief Investment Officer (03/11/2026)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Chief Investment Officer (03/11/2026)